365 Broad Street Bloomfield, New Jersey 07003-2798 Tel: 973-748-3600 Fax: 973-748-8088 www.asbnj.com

March 5, 2007

Mr. Donald Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:      American Bancorp of New Jersey, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 14, 2006
File No. 000-51500

Dear Mr. Walker:

We are in receipt of your letter dated February 21, 2007 regarding the American Bancorp of New Jersey, Inc. (the "Company") Form 10-K for the fiscal year ended September 30, 2006. With regard to your comment concerning Note 14 - Earnings per Share (EPS) of the Company's consolidated financial statements included in the subject report, we have provided the following response:

We concur with your findings that, as reported, the weighted average shares utilized in our disclosure of earnings per share (EPS) for the fiscal years ended September 30, 2005 and September 30, 2004 was adjusted to reflect the exchange of shares in the second step conversion. Information relating to this transaction was included in Note 1 - Summary of Significant Accounting Policies and Note 2 - Second Step Conversion within those same financial statements which provides relevant background information relating to your comment.

To summarize, on October 3, 2003, ASB Holding Company, the holding company of American Bank of New Jersey and the predecessor of American Bancorp of New Jersey, Inc., completed a minority stock offering through which 1,666,350 shares, or 30%, of its common stock were sold to the public. The remaining 3,888,150 shares, or 70%, of ASH Holding Company were retained by its mutual holding company parent, American Savings, MHC. In total, the minority offering resulted in 5,554,500 shares of ASB Holding Company common stock outstanding.

For the fiscal years ended September 30, 2004 and September 30, 2005, the weighted average shares utilized in ASB Holding Company's earnings per share calculations included the shares sold to the public as well as those held by American Savings, MHC reflecting the collective ownership of ASB Holding Company described above.

On October 5, 2005, the Company completed a second step conversion through which the 5,554,500 issued and outstanding shares of ASB Holding Company were converted into shares of American Bancorp of New Jersey, Inc. at an exchange ratio of 2.55102. Through this transaction, which was accounted for as a reorganization, ASB Holding company ceased to exist and was supplanted by American Bancorp of New Jersey, Inc. as the holding company for the American Bank of New Jersey. The 3,888,150 shares of ASB Holding Company held by American Savings, MHC were converted into 9,918,750 shares of American Bancorp of New Jersey, Inc which were sold through a subscription offering. The 1,666,350 outstanding shares of ASB Holding Company held by the public were each exchanged for 2.55102 shares of American Bancorp of New Jersey, Inc. resulting

Mr. Donald Walker
Senior Assistant Chief Accountant
March 5, 2007

in 4,250,719 of outstanding shares of American Bancorp of New Jersey, Inc. In total, the second step conversion resulted in 14,169,469 shares of American Bancorp of New Jersey, Inc. common stock outstanding.

In reference to the reporting of historical EPS data after a reorganization, the Company was guided by FAS 128 - Paragraph 59 which states, in part, "When common shares are issued to acquire a business in a business combination, the computations of earnings per share shall recognize the existence of the new shares only from the acquisition date. In a reorganization, EPS computations shall be based on the analysis of the particular transaction and the provisions of this section."

To provide a consistent basis by which an investor could compare earnings per share reported for all periods presented in its consolidated financial statements, the Company's analysis of the transaction resulted in adjusting the presentation of its EPS calculations for the fiscal years ended September 30, 2005 and September 30, 2004 using a similar methodology as would be applicable in the case of a stock split. Specifically, the Company was guided by FAS 128 Paragraph 54 which states, in part, "If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure."

Toward that end, the Company retroactively applied the 2.55102 exchange ratio noted above to the weighted average number of shares used in EPS calculation for the periods presented that preceded the Company's second step conversion. As noted earlier, these shares included the outstanding shares sold to the public as well as those held by American Savings, MHC. By doing so, the earnings per share reported for the earlier comparative periods in the Company's financial statements were reported on the same basis as those for the current year ended September 30, 2006.

In providing this response to your comments, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly with any further questions.

Thank you.

Sincerely,

/s/ Eric B. Heyer

Eric B. Heyer
SVP Chief Financial Officer